Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

S-4 Amendment 3 has been filed...	Is this email not displaying correctly?

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Members of the investment community:

I wanted to make sure you saw that last night Medtronic filed the third amendment to its Form S-4 on the Covidien transaction. I had to wait until this morning to share it with you as the EDGAR database did not pick it up until now (thus making it a public document).

A copy of the filing can be found here. Listing of all supporting documents can be found here.

PLEASE READ THIS EMAIL COMPLETELY...

Obviously, there is a great deal of information in the document and I urge you to read through it in its entirety and to never focus on any single given point in isolation.

However, reading an 800+ page document can clearly take a great deal of time, and trying to compare it to previous versions is at best a very tedious exercise.

To help you organize your reading, here are a few items that might be of particular interest. Again, you should not assume these are the only things that have changed or that they are any more or less important than the rest of the document...they are simply some things that I thought you might want be aware of:

•	Page 7– Clarifies that we now expect the deal to be completed late in the fourth calendar quarter of 2014 or early 2015 (also pages 159 and 332);

•	Page 19 – Comments on the unanimous MDT BOD vote expressing continued support of the transaction post the 9/22/2014 Treasury Department regulations;

•	Page 21– Discloses that (as of October 20, 2014) the Goldman Sachs conclusion to its fairness opinion would not have changed based on the new Contemplated Funding Structure; Page 95 gives a similar comment on the Perella Weinberg fairness opinion for Medtronic;

•	Page 23– Discloses that both Bryan Hanson and Dr. Mike Tarnoff have each agreed on a letter of intent to remain with new Medtronic post the close of the deal;

•	Page 28 – Notes that the deal will not close before December 1, 2014 without prior FTC clearance and that certain Covidien assets will likely be divested in order to obtain clearance under HSR.

•	Further, on pages 35-36, note the disclosure that “The companies have assessed these requirements and currently believe that they will likely agree to divest certain Covidien assets in order to obtain clearance under the HSR Act. Any such divestiture would take place after the closing. It is reasonably possible that these divestitures may result in Covidien incurring an impairment charge of up to $125 million.”

•	Page 28 – On October 10, Medtronic notified the EC of the transaction. In addition, the transaction has cleared Japan and Russia (in addition to Israel and Turkey which were previously disclosed);

•	Pages 32-33 – Discusses the new financing for the transaction subsequent to the new Treasury rules around funding for inversions;

•	Page 41 – Note the following excerpt: “In addition, as described below, the U.S. Treasury Department and the IRS issued new guidance on September 22, 2014, announcing their intention to issue regulations interpreting Section 7874 of the Code that would apply to transactions completed on or after September 22, 2014. The proposed regulations interpreting Section 7874 of the Code announced in that guidance are not expected to cause New Medtronic to be treated as a U.S. corporation for U.S. federal tax purposes;

•	Page 43 – Discusses intercompany debt (sometimes colloquially referred to as “earnings stripping”) and the fact that any future impact on such transactions is of course unpredictable;

•	Page 63 – An additional bullet point has been added to the cautionary statement around forward looking statements addressing various tax liabilities and the inherent unpredictability in changes around tax laws and those liabilities

•	Pages 86-87 – Additional detail around the transaction specifically describing events subsequent to the 9/22/2014 Treasury rule announcement. The entire “Background of the Transaction” begins on Page 77;

•	Page 90 – Note the following excerpt: “At its meeting on June 15, 2014, the Medtronic board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the transaction were outweighed by the potential benefits that it expected Medtronic and the Medtronic shareholders would achieve as a result of the transaction.

“In arriving at its determination on October 2, 2014 to approve Medtronic’s use of external indebtedness to finance the cash component of the scheme consideration and to affirm its continued support of the transaction, the Medtronic board of directors consulted with Medtronic’s management, legal advisors and financial advisor, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that the transaction remained likely to result in significant strategic and financial benefits to Medtronic and its shareholders for the reasons set forth above.

•	There are also other points around Medtronic’s decision to approve additional external indebtedness on October 2, 2014 on page 90 that you should read carefully;

•	Page 94 – Notes that the Covidien BOD concluded that the uncertainties, and risks around the transaction were outweighed by the potential benefits.

•	Page 115 – Notes some exceptions to rule 28.3 made by the Irish Takeover Panel and explains the reasoning behind that decision;

•	Pages 118-119 and Pages 159-160 – Details some specific items around the financing of the transaction including some of the changes that were announced on October 2;

•	Page 135– An additional paragraph was added to the “tax consequences” section;

A word of caution: think long and hard before you hit that “print” button. Here is a picture of a full printout of the document. Many trees gave their lives so that such a printout could be made. I suggest you do the same only after careful consideration.

:)

Let me know if you have any questions...

Coleman N. Lannum, CFA

Vice President

Investor Relations Officer

Covidien

www.covidien.com

(508) 452-4343

(508) 409-9366 Cell

Email/IM/Facetime: cole.lannum@covidien.com

******This information may be confidential and / or privileged. Use of this information by anyone other than the intended recipient is prohibited. If you received this in error, please inform the sender and remove any record of this message. *******

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Profit Forecast / Asset Valuations

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this communication constitutes an asset valuation.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2692, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the preliminary Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the preliminary Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

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Attn. Cole Lannum, IRO

15 Hampshire Street

Mansfield, MA 02048

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